August 9, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rucha Pandit and Mara Ransom, Office of Trade & Services

Re:	MANSE USA LLC
Amendment No. 5 to Draft Offering Statement on Form 1-A
Submitted June 21, 2024
CIK No. 0001982659

Dear Ms. Pandit and Ms. Ransom:

On behalf of our client, MANSE USA LLC (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 5, 2024 (the “Comment Letter”) with respect to the Company’s draft offering statement on Form 1-A submitted June 21, 2024 (the “Offering Statement”).

For your convenience, we have reproduced below in italics the text of the Comment Letter, followed by the Company’s response. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offering Statement.

We remain available to discuss with the Staff via telephone conference any of the responses set forth below, or any of the modifications to the Offering Statement.

Amendment No. 5 to Draft Offering Statement on Form 1-A

Cover Page

1. We note your response to prior comment 1. Please revise the offering circular to remove representations that the $2.00 price of a given Roy is one that is “initial” or “introductory.” In this regard, while you may disclose that the offering price may change in the future such that the price of a particular Roy may increase or decrease, we remind you that frequent changes to fixed price offering amounts would be suggestive of an at the market offering, which is not appropriate pursuant to Rule 251(d)(3)(ii) of Regulation A.

Company Response. The Company has revised the Offering Statement on the cover page and pages 1, 9, 10, and 11 to remove references to an “initial” or “introductory” price. The Company acknowledges the Staff’s comment regarding Rule 251(d)(3)(ii) of Regulation A.

Characteristics of a Roy, page 10

2. We note your response to prior comment 5. Please revise to also acknowledge the limitation set forth in Rule 251(d)(2)(i)(C) of Regulation A.

Company Response. The Company has revised the Offering Statement on pages 10 and 12 to include the requested disclosure.

The Algorithm, page 11

3. We note your representation that “[t]he algorithm is designed to project a Talent’s future income by using publicly available social media data.” Elaborate upon the basis for your belief and explain how such social media data translates into future income. Also, we also note that “Sparkmind takes into account data from Instagram” and SoccerMind “takes into account the same Instagram data as Sparkmind as well as public salary evolution data.” To the extent true, please revise to clearly state that the algorithm exclusively uses data from Instagram, as opposed to “publicly available social media data” more broadly. Relatedly, we note your representation that “the Company may in the future decide to incorporate new categories of information that are relevant to Talent’s commercial success.” Please advise whether these “new categories of information” are expected to be limited to Instagram-specific metrics, or whether you also plan to incorporate information gathered outside of Instagram. In this regard, we note that the example you have provided discusses a hypothetical metric published by Instagram.”

Company Response. The Company has revised the Offering Statement on page 11 to describe the basis for its belief that certain social media data can be used as a factor in projecting a Talent’s future income. The Company has also revised the Offering Statement on the cover page and pages 5 and 11 to clarify that the algorithm considers social media data exclusively from Instagram. The Company has also revised the Offering Statement on page 11 to clarify that potential new sources of information may be drawn from social media platforms other than Instagram. In addition, it is commonly accepted, and supported by several studies, that increased social media activity is positively correlated with popularity and commercial success, particularly in the form of endorsements. One such study, for example, is Endorsement effectiveness of different social media influencers: The moderating effect of brand competence and warmth published in the Journal of Business Research (Ren, Karimi, Velazquez and Cai, 2023).

4. We note your disclosure that “[t]he social media data that the algorithm takes into account is synthesized by a third party, and [you] pay a fee to access . . . the synthesized data.” Please disclose here or elsewhere as appropriate to identify this third party. Additionally, please describe the material terms of any agreements with the third party and file any such agreement as an exhibit to the offering statement or, alternatively, tell us why you are not required to do so. Refer to Item 17.6(a) of Form 1-A.

Company Response. The Company has revised the Offering Statement on page 11 to identify the third party. The Company is a subscriber to Favikon’s platform through its website. The service is freely available to the public. The Company does not have an individual agreement with Favikon but is instead bound by Favikon’s general terms and conditions of use, which apply to any user of Favikon’s platform. The Company has revised the Offering Statement on page 11 to include disclosure about the terms and conditions and to indicate where they are publicly available, but we do not believe that the terms are required to be included as an exhibit under Item 17.6(a) because they are immaterial and the Company is not a party to any traditional agreement. Further, the terms are publicly available, and we believe that Item 17.6(b) would in all events apply to exempt disclosure as the agreement is in the ordinary course of the Company’s business.

The Royalitz.com Website, page 12

5. We note your disclosure that “[t]he maximum supply of Roys is broken down across different categories, such as Roys reserved for affiliates, Roys issued to Talents as partial compensation for use of their likenesses, and Roys offered to the general public.” Please describe how you will determine the number of Roys to be allocated to each category and clarify whether the ratio of allocation among the categories will be fixed across the Roys of all Talents. Additionally, please provide your analysis for how reserving Roys for specific classes would be consistent with a continuous offering for purposes of compliance with Rule 251(d)(3)(i)(F) of Regulation A. Lastly, to the extent you plan to issue Roys for consideration other than cash, please amend your offering circular to comply with the Note to Paragraph (A) accompanying Rule 251(a) of Regulation A.

Company Response. No Nick Kyrgios Roy will be set aside or reserved for other classes of investor, and no Nick Kyrgios Roy will be offered as partial compensation. The Company has no plans at this time to use Roys in those manners. The Company has revised the Offering Statement on page 12 to reflect the foregoing. However, while we believe the question is moot and the Company is no longer planning to offer Roys as compensation to Talents, we advise the staff that: (1) the Roys would in all cases have been offered at the same fixed value equivalent to the cash price qualified in this offering, and (2) we believe that any reserved categories of Roys as implemented by the Company would comport with the continuous offering requirement noted above because, even though the “reserved” Roys would be identified to the non-cash purpose, they would be continuously offered to Talents in connection with new agreements with Talents.

6. We note your response to prior comment 9 and reissue it. Please increase the font size or resolution of the illustrative information sheet so as to make such information more readable for investors.

Company Response. The Company has revised the Offering Statement on page 12 to include a higher-resolution image.

The Company and Management, page 13

7. We note your response to prior comment 11. Please revise to clarify whether you plan on entering into a separate data licensing agreement with Isidore for the right to access, copy and extract data for the Roys associated with each individual Talent. Additionally, we note that the company will provide data “in exchange for a one-time fee of $10,000.” However, we also note that “[t]he agreement has a term of one year from the first date on which Nick Kyrgios’ Roys are offered on the Company’s platform, and automatically renews for successive one-year terms.” Please clarify whether Isidore will provide the $10,000 fee each time the data licensing agreement is automatically renewed.

Company Response. The Company has revised the Offering Statement on page 13 to clarify that it may enter into licensing agreements with Isidore or another third party relating to the licensing of data for Roys of other Talents, and to clarify that the $10,000 fee applies to each automatic renewal.

Exhibits

8. Please refer to Exhibit 6.1. We note your representation in clause 9.5 that “[t]he Calculation Formula, the criteria which compose it and their respective weightings may be modified by or on behalf of the Company at any time without the need for a Notice by the Company.” Please tell us why such modified information would not be required to be provided in an Offering Circular Supplement or a post-qualification amendment, consistent with Rules 253(g)(2) and 252(f)(2)(ii).

Company Response. The Company has revised clause 9.5 in Exhibit 6.1 to clarify that such modification would be communicated in an Offering Circular Supplement or a post-qualification amendment, consistent with Rules 253(g)(2) and 252(f)(2)(ii), and the Company confirms that it would describe such modified information in an Offering Circular Supplement or post-qualification amendment.

General

9. The balance sheet and statement of operations provided by the Company in response to comments 10 and 11 as part of the Company’s response letter dated April 8, 2024 are for the period ended December 31, 2023. Please advise whether, as of June 30, 2024, such balance sheet and statement of operations have changed in any material respect from the balance sheet and statement of operations previously provided. If so, please provide an updated balance sheet and statement of operations as of the most recent fiscal quarter end.

Company Response. The Company respectfully advises that, as of June 30, 2024, there has been no material change to the balance sheet or statement of operations from the balance sheet and statement of operations previously provided.

We hope that the foregoing has been responsive to the Staff’s comments. Please direct any questions or comments regarding the foregoing to Simon Wood at (212) 969-4333 or Frank Zarb at (202) 416-5870.

Very truly yours,

/s/ Simon Wood

cc:	Christophe Vattier
Richard Mogni
Frank Zarb